Room 4561
Via fax (408) 220-2250

February 20, 2008

Brian M. NeSmith
President and CEO
Blue Coat Systems, Inc.
420 North Mary Avenue
Sunnyvale, CA 94085

>   **Re: Blue Coat Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2007**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2007**
>   **Form 8-K Filed on November 20, 2007**
>   **File no. 0-28139**

Dear Mr. NeSmith:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2007

General

1.   You disclose on pages 37-38 and 82 that you derive revenues from the Middle East, Africa, Central America, Latin America, and Asia. We note that in the Contact Us section of your website, the pull-down menu indicates that nationals

of Cuba, Iran, North Korea, Sudan, and Syria can fill out the on-line form in order for your representatives to contact them. Your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries that are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, North Korea, Sudan, and Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, or services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Consolidated Statement of Operations, page 51

2.   We note from your disclosure on page 55 that you enter into subscription arrangements and that you recognize revenue from such arrangements ratably over the life of contract. Please explain to us the nature and terms of such arrangements and tell us the amount of revenues earned from these arrangements for each period presented. In addition, we note, at times, the Company enters into multiple element arrangements for which you do not have VSOE of fair value for all undelivered elements and accordingly, the entire arrangement is recognized ratably over the performance period. Please tell us where you classify the revenues from these multiple element arrangements and subscription arrangements in your Consolidated Statements of Operations (e.g., product, service or an allocation amongst both product and service). If you allocate the revenues amongst product and service, then please explain your allocation methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation the separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 54

3.   We note that the Company enters into multiple-element arrangements, which include appliances, software and maintenance services for which VSOE of fair value is established by the price charged when the element is sold separately. Please explain the methodology used to determine VSOE of <u>each</u> undelivered element and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). In your response, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element. Additionally, please address if VSOE varies from customer to customer and, if so, how you can reasonably estimate VSOE. In this regard, we note your disclosures on page 34 where you indicate the determination of whether VSOE exists for each undelivered element is based on whether your pricing for such element is "sufficiently consistent." Please explain further what you mean by the term "sufficiently consistent." We also note that in some cases VSOE is based on "management determined prices." Please explain further the circumstances in which VSOE is based on "management determined prices." If you are referring to VSOE for elements that have not yet been sold separately, then please confirm that when management establishes a price for an element that is not yet being sold separately, it is probable that the established price will not change before the element is introduced into the marketplace and tell us how you are reasonably able to establish such pricing. Further, if VSOE for maintenance services is based on contractually stated renewal rates, then tell us how you determined such rates are substantive and tell us what percentage of your customers actually renew at such rates. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

4.   We note that product revenue in China is deferred until the customer registers the proxy appliance. Please explain why your revenue recognition policy for sales in China differs from that of your other arrangements.

Per Share Amounts, page 59

5.   Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share for fiscal 2007 regardless of the fact that the Company has a net loss from operations. In this regard, tell us whether the preferred shareholders have contractual obligations to share in the losses of the Company. Further, tell

us how you considered Issue 6 of EITF 03-6 in your calculations of basic earnings per share for the periods ended July 31, 2007 and October 31, 2007.

Form 10-Q for the Quarter Ended October 31, 2007

Note 3. Balance Sheet Details

Cash and Cash Equivalents, page 15

6.   We note that the Company's short-term investments include investments in auction rate preferred securities. Please tell us how you determined the value of the underlying credit for these securities. In this regard, please tell us what impact the recent uncertainties in the credit market have had on your portfolio and on your valuation of these securities. Also, tell us whether you have identified any auction rate securities for which auctions have been unsuccessful and if so, tell us what impact this has had on the liquidity of your portfolio and your classification of these investments as short-term. In addition, tell us how you considered including a discussion of the potential problems applicable to auction rate securities in your disclosures.

Form 8-K Filed November 20, 2007

7.   We believe the non-GAAP statement of operations appearing in your November 20, 2007 Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Brian M. NeSmith
Blue Coat Systems, Inc.
February 20, 2008
Page 5

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief